SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 31 March 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT 1.1 Transaction in Own Shares released on 01 March 2005
        1.2 Transaction in Own Shares released on 02 March 2005
        1.3 Transaction in Own Shares released on 03 March 2005
        1.4 Transaction in Own Shares released on 04 March 2005
        1.5 Transaction in Own Shares released on 07 March 2005
        1.6 Annual Report and Accounts released on 07 March 2005
        1.7 Transaction in Own Shares released on 08 March 2005
        1.8 Transaction in Own Shares released on 09 March 2005
        1.9 Transaction in Own Shares released on 10 March 2005
        2.1 Transaction in Own Shares released on 11 March 2005
        2.2 Transaction in Own Shares released on 14 March 2005
        2.3 Transaction in Own Shares released on 15 March 2005
        2.4 Transaction in Own Shares released on 16 March 2005
        2.5 Director Shareholding released on 16 March 2005
        2.6 Director Shareholding released on 16 March 2005
        2.7 Transaction in Own Shares released on 17 March 2005
        2.8 Director Shareholding released on 17 March 2005
        2.9 Transaction in Own Shares released on 18 March 2005
        3.1 Director Shareholding released on 18 March 2005
        3.2 Transaction in Own Shares released on 21 March 2005
        3.3 Director Shareholding released on 21 March 2005
        3.4 Transaction in Own Shares released on 22 March 2005
        3.5 Transaction in Own Shares released on 23 March 2005
        3.6 Transaction in Own Shares released on 24 March 2005
        3.7 Transaction in Own Shares released on 30 March 2005
        3.8 Transaction in Own Shares released on 31 March 2005

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 March 2005

BP p.l.c. announces that on 28 February 2005, it purchased 4,500,000 ordinary shares at prices between 566.00 pence and 572.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 55,100,000 ordinary shares in Treasury, and has 21,414,540,880 ordinary shares in issue (excluding Treasury shares).

Enquiries  :  Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 March 2005

BP p.l.c. announces that on 1 March 2005, it purchased 4,600,000 ordinary shares at prices between 556.50 pence and 566.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 59,700,000 ordinary shares in Treasury, and has 21,410,510,388 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

END

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 March 2005

BP p.l.c. announces that on 2 March 2005, it purchased 1,500,000 ordinary shares at prices between 554.00 pence and 556.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 61,200,000 ordinary shares in Treasury, and has 21,411,347,816 ordinary shares in issue (excluding Treasury shares).

Enquiries :  Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 March 2005

BP p.l.c. announces that on 3 March 2005, it purchased 2,800,000 ordinary shares at prices between 564.00 pence and 571.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 64,000,000 ordinary shares in Treasury, and has 21,427,417,306 ordinary shares in issue (excluding Treasury shares).

Enquiries :  Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 March 2005


BP p.l.c. announces that on 4 March 2005, it purchased 1,450,000 ordinary shares at prices between 569.00 pence and 571.00 pence per share. The purchased shares will all be held as Treasury shares.


Following the above purchase, BP p.l.c. holds  65,450,000  ordinary shares in
Treasury, and has   21,408,885,020 ordinary shares in issue (excluding Treasury shares).


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

Documents for the BP p.l.c. 2005 Annual General Meeting


Annual Report and Accounts 2004

Annual Review 2004

Notice of 2005 Annual General Meeting

Proxy form

Shareholder information card


Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. No: (0) 20 7676 1000

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 March 2005

BP p.l.c. announces that on 7 March 2005, it purchased 4,500,000 ordinary shares at prices between 569.50 pence and 578.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 69,950,000 ordinary shares in Treasury, and has 21,405,426,099 ordinary shares in issue (excluding Treasury shares).

Enquiries :  Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 March 2005

BP p.l.c. announces that on 8 March 2005, it purchased 3,600,000 ordinary shares at prices between 567.00 pence and 570.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 73,550,000 ordinary shares in Treasury, and has 21,404,844,517 ordinary shares in issue (excluding Treasury shares).

Enquiries :  Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 March 2005

BP p.l.c. announces that on 9 March 2005, it purchased 3,600,000 ordinary shares at prices between 569.00 pence and 574.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 77,150,000 ordinary shares in Treasury, and has 21,402,372,487 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

END

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 March 2005

BP p.l.c. announces that on 10 March 2005, it purchased 5,500,000 ordinary shares at prices between 553.50 pence and 560.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 82,650,000 ordinary shares in Treasury, and has 21,397,277,041 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

END

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 March 2005

BP p.l.c. announces that on 11 March 2005, it purchased 3,700,000 ordinary shares at prices between 555.00 pence and 562.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 86,350,000 ordinary shares in Treasury, and has 21,394,473,975 ordinary shares in issue (excluding Treasury shares).

Enquiries :  Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 March 2005

BP p.l.c. announces that on 14 March 2005, it purchased 3,700,000 ordinary shares at prices between 557.50 pence and 562.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 90,050,000 ordinary shares in Treasury, and has 21,391,280,619 ordinary shares in issue (excluding Treasury shares).

Enquiries :  Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 March 2005

BP p.l.c. announces that on 15 March 2005, it purchased 3,400,000 ordinary shares at prices between 563.00 pence and 567.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 93,450,000 ordinary shares in Treasury, and has 21,388,095,779 ordinary shares in issue (excluding Treasury shares).

Enquiries :  Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c. - Director Shareholding
BP p.l.c. - 16 March 2005

We were advised yesterday, 15 March 2005, by Computershare Plan Managers that on 10 March 2005 the following Directors of BP p.l.c. acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP5.695 per share through participation in the BP ShareMatch UK Plan:-


Mr. I. C. Conn                   63 shares

Dr. A.B. Hayward                 63 shares

Mr. J.A. Manzoni                 63 shares


END

BP p.l.c. - Director Shareholding
BP p.l.c. - 16 March 2005

We were advised today, 16 March 2005, by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 14 March 2005 @ GBP5.597315 per share, through the BP Dividend Reinvestment Plan:-


Sir Robin Nicholson               32 shares

Dr. A.B. Hayward               1,168 shares

Mr. J.A. Manzoni               1,157 shares

Mr. I.C. Conn                     70 shares


END

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 17 March 2005

BP p.l.c. announces that on 16 March 2005, it purchased 3,700,000 ordinary shares at prices between 556.00 pence and 562.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 97,150,000 ordinary shares in Treasury, and has 21,384,516,379 ordinary shares in issue (excluding Treasury shares).

Enquiries :  Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c. - Director Shareholding
BP p.l.c. - 17 March 2005

We were advised today, 17 March 2005, by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 14 March 2005 @ GBP5.597315 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-


Mr I C Conn                  245 shares

Dr. A.B. Hayward           1,172 shares

Mr. J.A. Manzoni             961 shares


END

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 March 2005

BP p.l.c. announces that on 17 March 2005, it purchased 3,700,000 ordinary shares at prices between 558.00 pence and 564.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 100,850,000 ordinary shares in Treasury, and has 21,380,917,839 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c. - Director Shareholding
BP p.l.c. - 18 March 2005

We were advised on 18 March 2005 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 14 March 2005 @ $64.7763 per ADS under the Company's US dividend reinvestment plan:-





Mr. E.B. Davis, Jr       51.7117 ADSs
                         (equivalent to approximately 310 Ordinary shares)


Mr. C.F. Knight          34.0225 ADSs
                         (equivalent to approximately 204 Ordinary shares)


Mr. I.C. Conn            49.3793 ADSs
                         (equivalent to approximately 296 Ordinary Shares)

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 March 2005


BP p.l.c. announces that on 18 March 2005, it purchased 3,700,000 ordinary shares at prices between 561.00 pence and 567.00 pence per share. The purchased shares will all be held as Treasury shares.


Following the above purchase, BP p.l.c. holds 104,550,000 ordinary shares in Treasury, and has 21,377,707,611 ordinary shares in issue (excluding Treasury shares).


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

BP p.l.c. - Director Shareholding
BP p.l.c. - 21 March 2005

We were advised on Friday 18 March 2005 by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares shown opposite their names on 14 March 2005 @ GBP5.60 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-


Dr. A.B. Hayward                  26 shares

Mr. J.A. Manzoni                  23 shares

Mr. I. C. Conn                    26 shares


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 March 2005

BP p.l.c. announces that on 21 March 2005, it purchased 3,250,000 ordinary shares at prices between 566.50 pence and 569.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 107,800,000 ordinary shares in Treasury, and has 21,374,732,382 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  23 March 2005


BP p.l.c. announces that on 22 March 2005, it purchased 3,575,000 ordinary shares at prices between 560.00 pence and 569.00 pence per share. The purchased shares will all be held as Treasury shares.


Following the above purchase, BP p.l.c. holds 111,375,000 ordinary shares in Treasury, and has 21,371,237,758 ordinary shares in issue (excluding Treasury shares).


Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 March 2005


BP p.l.c. announces that on 23 March 2005, it purchased 2,850,000 ordinary shares at prices between 554.50 pence and 561.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 114,225,000 ordinary shares in Treasury, and has 21,368,669,230 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 March 2005

BP p.l.c. announces that on 29 March 2005, it purchased 2,100,000 ordinary shares at prices between 545.50 pence and 555.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 116,325,000 ordinary shares in Treasury, and has 21,367,168,259 ordinary shares in issue (excluding Treasury shares).

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

31st March 2005

BP plc
--------------------------

BP close period share repurchase programme
----------------------

BP plc announces that it has commenced an irrevocable, non-discretionary programme to purchase shares on its own behalf, for putting into treasury, during its close period which commences on 1st April 2005 and ends on 25th April 2005.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 15 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no unpublished price sensitive information.

Further enquiries:

BP Press Office: +44 (0)20 7496 4076

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  04 April 2005                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary